[Morgan Stanley Letterhead]

VIA EDGAR

April 27, 2017

Dominic Minore
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Alternative Investment Partners Absolute Return Fund (“ARF”)

File Numbers 811-21767 & 333-140821

Alternative Investment Partners Absolute Return Fund STS (“STS”)

File Numbers 811-21831 & 333-140822

AIP Long/Short Fund A (“LSF A”)

File Numbers 811-22094 & 333-144612

AIP Long/Short Fund P (“LSF P”)

File Numbers 811-22095 & 333-144614

AIP Macro Registered Fund A (“Macro A”)

File Numbers 811-22682 & 333-180380

AIP Macro Registered Fund P (“Macro P”)

File Numbers 811-22683 & 333-180381

AIP Multi-Strategy Fund A (“AMS A”)

File Numbers 811-22192 & 333-149942

AIP Multi-Strategy Fund P (“AMS P”)

File Numbers 811-22193 & 333-149943

(each a “Fund” and, collectively, the “Funds”)

Dear Mr. Minore:

Thank you for your comments received telephonically by our counsel at Dechert LLP regarding the post-effective amendment to each Fund’s registration statement filed on Form N-2 on February 17, 2017 (in each case, such Fund’s “February PEA”) with the Securities and Exchange Commission (the “Commission”). Below, we describe the changes made to the Funds’ registration statements in response to the comments from the Commission’s staff (the “Staff”) and provide any responses to, or any supplemental explanations of, such comments, as requested. These changes have been reflected in the Funds’ subsequent post-effective amendments to their respective registration statements (each an “Amendment”), each of which will be filed via EDGAR on or about the date hereof. Capitalized terms not otherwise defined have the same meanings assigned to such terms in each Fund’s prospectus.

GENERAL COMMENTs

1.	Comment: Please confirm supplementally that, in accordance with Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”), each Fund will file an updated registration statement on Form N-2 in 2018.

Response: We hereby confirm that each Fund will file an updated registration statement on Form N-2 in 2018.

PROSPECTUS

ALL FUNDS

2.	Comment: Please incorporate by reference each Fund’s financial statements as of December 31, 2016 in the relevant Amendment. Please also include financial highlights updated as of 2016 in each Amendment.

Response: The disclosure has been revised accordingly.

3.	Comment: Please include the auditors’ consent in each Amendment.

Response: The auditor’s consent has been included as an exhibit to each Amendment.

4.	Comment: In each Amendment’s signature page, please include the signature of the Principal Accounting Officer or comptroller, in addition to the signature of the Principal Financial Officer, in compliance with Section 6(a) of the Securities Act.

Response: This disclosure has been revised accordingly.

ACCOUNTING COMMENTS

ALL FUNDS

5.	Comment: Please provide supplementally the method the Funds used for accounting for offering costs and the applicable guidance and literature that supports this approach.

Response: We accounted for the offering costs in accordance with US generally accepted accounting principles. According to TIS section 6910.23, “Accounting Treatment of Offering Costs Incurred by Investment Partnerships” (AICPA, Technical Practice Aids), an investment partnership that continually offers its interests should defer offering costs incurred prior to the commencement of operations and then amortize them to expense over the period that it continually offers its interests, up to a maximum of 12 months. The straight-line method of amortization should generally be used.

6.	Comment: In the “Summary of Fees and Expenses” section of each Fund’s prospectus, please disclose in the relevant footnote to the fee table that other expenses are based on estimated amounts for the current fiscal year.

Response: This disclosure has been revised accordingly.

AIP MULTI-STRATEGY FUND A

7.	Comment: In the “Summary of Fees and Expenses” section of the Fund’s prospectus, the Staff notes that the expense cap, which excludes, among others, acquired fund fees and expenses and interest payments on borrowed amounts, is disclosed for the Fund. Notwithstanding this, the total annual fund expenses disclosed for the Fund is lower than the amount of the expense cap, acquired fund fees and expenses and any interest payments added together. Please explain supplementally the reason for the discrepancy between these two numbers.

Response: We respectfully acknowledge your comment. The total annual fund expenses excluding acquired fund fees and expenses and extraordinary expenses for the Fund was lower than the expense cap. Accordingly, the fee waiver was not active during this period and the disclosure has been revised to remove the “Less Fee Waivers and Expense Reimbursement” line item per Staff guidance.

AIP MULTI-STRATEGY FUND P

8.	Comment: In the “Summary of Fees and Expenses” section of the Fund’s prospectus, the Staff notes that the expense cap (2.00%), which excludes, among others, acquired fund fees and expenses (7.76%) and interest payments on borrowed amounts (0.41%), is disclosed for the Fund. Notwithstanding this, the total annual fund expenses disclosed for the Fund (9.97%) is lower than the amount of the expense cap, acquired fund fees and expenses and any interest payments added together (10.17%). Please explain supplementally the reason for the discrepancy between these two numbers.

Response: The total annual fund expenses have been revised to be consistent with the expense cap.

9.	Comment: Footnote 5 of the “Summary of Fees and Expenses” table states that the Adviser will waive and/or reimburse the aggregate expenses of the Master Fund to the extent necessary in order to “cap the Master Fund’s total annual operating expenses at 2.00%.” The Staff notes that the disclosure in the “Summary of Fees and Expenses” table for AIP Multi-Strategy Fund A states that the Adviser will “waive and/or reimburse the Fund’s expenses…to the extent necessary in order to cap total annual fund expenses at 1.75%.” Please reconcile this disclosure.

Response: This disclosure has been revised to reflect the correct fee waiver for AIP Multi-Strategy A.

AIP MACRO REGISTERED FUND A

10.	Comment: In the “Summary of Fees and Expenses” section of the Fund’s prospectus, the Staff notes that the expense cap (1.50%), which excludes, among others, acquired fund fees and expenses (3.64%) and interest payments on borrowed amounts (0.01%), is disclosed for the Fund. Notwithstanding this, the total annual fund expenses disclosed for the Fund (5.11%) is lower than the amount of the expense cap, acquired fund fees and expenses and any interest payments added together (5.15%). Please explain supplementally the reason for the discrepancy between these two numbers.

Response: The total annual fund expenses have been revised to be consistent with the expense cap.

AIP MACRO REGISTERED FUND P

11.	Comment: In the “Summary of Fees and Expenses” section of the Fund’s prospectus, the Staff notes that the expense cap (2.25%), which excludes, among others, acquired fund fees and expenses (3.64%) and interest payments on borrowed amounts (0.01%), is disclosed for the Fund. Notwithstanding this, the total annual fund expenses disclosed for the Fund (5.86%) is lower than the amount of the expense cap, acquired fund fees and expenses and any interest payments added together (5.90%). Please explain supplementally the reason for the discrepancy between these two numbers.

Response: The total annual fund expenses have been revised to be consistent with the expense cap.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Dechert LLP, Richard Horowitz at (212) 698-3525 or Jeremy Senderowicz at (212) 641-5669. Thank you.

Best regards,

/s/ Allan Fajardo

Allan Fajardo

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